UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33725 / December 26, 2019

In the Matter of	:
	:
GUGGENHEIM GLOBAL EQUITY INCOME	:
FUND	:
227 West Monroe Street	:
Chicago, Illinois 60606	:
	:
(811-23070)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on July 23, 2019, and an amendment on October 31, 2019, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.,

On November 29, 2019, a notice of filing of the application was issued (Investment Company Act Release No. 33706)[1]. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary

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[1] Investment Company Act Release No. 33706 referred to the GUGGENHEIM GLOBAL EQUITY INCOME FUND as the GUGGENHEIM GLOBAL EQUITY FUND. The correct name of the fund is the GUGGENHEIM GLOBAL EQUITY INCOME FUND, as stated in this Order.